UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           PILGRIM'S PRIDE CORPORATION
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                        721467207 - Class A Common Stock
                        721467108 - Class B Common Stock
                                 (CUSIP Numbers)

James P. O'Donnell                                         Guy Lawson
Executive Vice President, Chief Financial                  McGrath North Mullin
Officer and Corporate Secretary                             & Kratz, PC LLO
ConAgra Foods, Inc.                             Suite 3700 First National Tower
One ConAgra Drive                                          1601 Dodge Street
Omaha, NE 68102                                            Omaha, NE 68102
(402) 595-4000                                             (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 721467207 - Class A Common Stock                          Page 2 of 6
          721467108 - Class B Common Stock


         1)       Names of Reporting Persons: I.R.S. Identification No. of Above
                  Person:

                  ConAgra Foods, Inc.              47-0248710

         2)       Check the Appropriate Box if a Member of a Group:
                     (a)
                     (b)

         3)       SEC Use Only:

         4)       Source of Funds (See Instructions):
                      00

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)       Citizenship or Place of Organization:
                      Delaware
                                                       Class A       Class B
                                                     Common Stock  Common Stock
         Number of Shares   (7) Sole Voting Power:         0             0
         Beneficially       (8) Shared Voting Power:    8,500,292   16,965,888
         Owned by Each      (9) Sole Dispositive Power:    0             0
         Reporting Person   (10) Shared Dispositive Power: 0             0
         With

         11)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                       8,500,292 shares - Class A Common Stock
                       16,965,888 shares - Class B Common Stock

         12) Check Box if the Aggregate Amount in Row (11)Excludes Certain Shares (See Instructions):

         13)     Percent of Class Represented by Amount in Row (11):
                       62.9% - Class A Common Stock
                       61.5% - Class B Common Stock

         14)     Type of Reporting Person (See Instructions):
                       CO


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CUSIP No. 721467207 - Class A Common Stock                          Page 3 of 6
          721467108 - Class B Common Stock


ITEM 1.  SECURITY AND ISSUER

                  This Statement on Schedule 13D ("Schedule 13D") relates to Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of Pilgrim's Pride Corporation, a Delaware corporation ("Pilgrim's Pride"). The principal executive offices of Pilgrim's Pride are located at 110 South Texas Street, Pittsburg, Texas 75686.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Statement is being filed by ConAgra Foods, Inc., a Delaware corporation ("ConAgra Foods"). The address of ConAgra Foods' principal executive office is One ConAgra Drive, Omaha, Nebraska 68102. ConAgra Foods is a leading packaged food company, serving consumer grocery as well as restaurant and foodservice establishments.

                  The name, business address, present principal occupation or employment and citizenship of each executive officer who signs the periodic reports filed under the Act by ConAgra Foods and each director of ConAgra Foods is set forth in Schedule I hereto and is incorporated herein by reference.

                  During the last five years, neither ConAgra Foods nor, to the best knowledge of ConAgra Foods, any of the persons listed on Schedule I hereto,
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

                  For information about the executive officers and directors of ConAgra Foods, see Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

Stock Purchase Agreement

                  ConAgra Foods and Pilgrim's Pride entered into a Stock Purchase Agreement dated June 7, 2003 (the "Purchase Agreement") whereby Pilgrim's Pride will acquire the chicken business (the "Acquired Business") of ConAgra Foods through the acquisition (the "Acquisition"). The Acquired Business is wholly-owned by ConAgra Foods. In the Acquisition, ConAgra Foods will receive cash, subordinated notes and up to 39,400,000 shares of Class A Common Stock, pursuant to the terms and conditions described in the Purchase Agreement. The Acquisition is subject to certain closing conditions, including regulatory and stockholder approval of the stock issuance by the stockholders of Pilgrim's Pride.

                  The Pilgrim's Pride Class A Common Stock has one vote per share and the Class B Common Stock has twenty votes per share. If ConAgra Foods receives all 39,400,000 shares of Class A Common Stock in the Acquisition, ConAgra Foods will hold shares representing approximately 7% of Pilgrim's

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CUSIP No. 721467207 - Class A Common Stock                          Page 4 of 6
          721467108 - Class B Common Stock


Pride's total outstanding votes as of the close of the Acquisition, and approximately 49% of Pilgrim's Pride's total equity.

Share Voting Agreement

                  As a condition and inducement to ConAgra Foods' willingness to enter into the Purchase Agreement, certain stockholders of Pilgrim's Pride entered into the voting agreement described below.

                  Pilgrim Interests, Ltd., Lonnie A. Pilgrim and Lonnie K. Pilgrim, holders in the aggregate of 8,500,292 shares of Class A Common Stock and 16,965,888 shares of Class B Common Stock, approximately 62.9% of the outstanding Class A Common Stock and 61.5% of the outstanding Class B Common Stock, entered into a Share Voting Agreement dated June 7, 2003 (the "Voting Agreement") with ConAgra Foods and Pilgrim's Pride and (i) agreed to revoke any previous proxies for voting their shares of Class A Common Stock and Class B Common Stock; (ii) irrevocably agreed to vote, or cause to be voted, all of their shares of Class A Common Stock and Class B Common Stock for the approval of the issuance of Class A Common Stock pursuant to the Purchase Agreement and against any action that is reasonably likely to impede, delay or adversely affect the Acquisition; and (iii) granted ConAgra Foods an irrevocable proxy to vote their shares of Class A Common Stock and Class B Common Stock in accordance with the terms of the Voting Agreement. The Voting Agreement terminates on the earlier of (i) the effective time of the Acquisition or (ii) the termination of the Purchase Agreement in accordance with its terms. The Class A Common Stock and Class B Common Stock is expected to vote as one class for approval of the issuance of Class A Common Stock pursuant to the Purchase Agreement. The Class A Common Stock and Class B Common Stock subject to the Voting Agreement represent an aggregate of 61.5% of the total outstanding votes.

Registration Rights and Transfer Restriction Agreement

                  Pilgrim's Pride, Lonnie A. Pilgrim and Lonnie K. Pilgrim will become party to a Registration Rights and Transfer Restriction Agreement with ConAgra Foods (the "Registration Rights Agreement") in connection with the closing of the Acquisition. The Registration Rights Agreement will require Pilgrim's Pride to register shares of Class A Common Stock to be received by ConAgra Foods in the Acquisition (the "Shares") with the Securities and Exchange Commission for resales following the Acquisition. The Registration Rights Agreement provides that ConAgra Foods will not, without the consent of Pilgrim's Pride, (i) except pursuant to a third party tender offer, transfer the Shares during the 12 months following the Acquisition or more than 33 1/3% of the Shares in any 12 month period or (ii) acquire additional voting securities of Pilgrim's Pride, make any offers to acquire any business or material assets of Pilgrim's Price, propose that any third party acquire any voting securities of Pilgrim's Pride (other than an acquisition of the Shares), propose any business combination or other extraordinary transaction involving Pilgrim's Pride, join a group with respect to ownership of voting securities of Pilgrim's Pride, or enter into negotiations with any third party with respect to the foregoing.

Plans or Proposals

                  Other than as described in this Schedule 13D, neither ConAgra Foods nor, to the best knowledge of ConAgra Foods, the persons identified in
Schedule I attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  All references to and descriptions of the Purchase Agreement, the Voting Agreement and the Registration Rights Agreement are qualified in their entirety by references to copies of the Purchase Agreement, the form of the Voting Agreement and the form of the Registration Rights Agreement, which are incorporated into this Schedule 13D by reference.

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CUSIP No. 721467207 - Class A Common Stock                          Page 5 of 6
          721467108 - Class B Common Stock

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) ConAgra Foods may be deemed to be the beneficial owner of the shares covered by the Voting Agreement consisting of an aggregate of 8,500,292 shares of Class A Common Stock constituting approximately 62.9% of the outstanding Class A Common Stock (based on 13,523,429 shares of Class A Common Stock outstanding on April 28, 2003, as provided in the Pilgrim's Pride quarterly report on Form 10-Q for the quarter ended March 29, 2003) and (ii) 16,965,888 shares of Class B Common Stock constituting approximately 61.5% of the outstanding Class B Common Stock (based on 27,589,250 shares of Class B Common Stock outstanding on April 28, 2003, as provided in the Pilgrim's Pride quarterly report on Form 10-Q for the quarter ended March 29, 2003).

                  (b) The table below summarizes the number of shares of Class A Common Stock and Class B Common Stock over which ConAgra Foods may be deemed to have sole voting and dispositive power and shared voting and dispositive power.

===============================================================================
                                       Voting                    Dispositive
-------------------------------------------------------------------------------
                                   Sole       Shared           Sole     Shared
-------------------------------------------------------------------------------
Owned by ConAgra Foods directly.... 0            0              0        0
-------------------------------------------------------------------------------
Voting Agreement................... 0     8,500,292 Class A     0        0
                                               Common Stock
                                         (one vote per share)

                                         16,965,888 Class B
                                               Common Stock
                                       (twenty votes per share)

===============================================================================

                  (c) ConAgra Foods has not effected any transactions in the shares of Class A Common Stock or Class B Common Stock within the preceding sixty (60) days.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in this Schedule 13D, to the best knowledge of ConAgra Foods, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto and between such persons and any person with respect to any securities of Pilgrim's Pride, including but not limited to, transfer or voting of any of the securities of Pilgrim's Pride, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of Pilgrim's Pride.



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CUSIP No. 721467207 - Class A Common Stock                          Page 6 of 6
          721467108 - Class B Common Stock


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Schedule I.

         2. Stock Purchase Agreement dated as of June 7, 2003 between ConAgra Foods, Inc. and Pilgrim's Pride Corporation.(1)

         3. Form of Share Voting Agreement dated as of June 7, 2003 between ConAgra Foods, Inc., Pilgrim's Pride Corporation, Pilgrim Interests, Ltd., Lonnie A. Pilgrim and Lonnie K. Pilgrim.(2)

         4. Form of Registration Rights and Transfer Restriction Agreement between ConAgra Foods, Inc., Pilgrim's Pride Corporation, Lonnie A. Pilgrim and Lonnie K. Pilgrim.(3)

_________________________
(1) Incorporated by reference from Exhibit 99.2 to Pilgrim's Pride Current Report on Form 8-K dated June 7, 2003.
(2) Incorporated by reference from Exhibit 99.12 to Pilgrim's Pride Current Report on Form 8-K dated June 7, 2003.
(3) Incorporated by reference from Exhibit 99.9 to Pilgrim's Pride Current Report on Form 8-K dated June 7, 2003.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Schedule 13D is true, complete and correct.

DATED this 16th day of June, 2003.

                                               CONAGRA FOODS, INC.


                                               By:   /s/ J.P. O'Donnell
                                                   ---------------------------
                                                   J.P. O'Donnell
                                                   Executive Vice President,
                                                    Chief Financial Officer and
                                                    Corporate Secretary

                                  EXHIBIT INDEX


Exhibit               Description

Exhibit 1         Schedule I

Exhibit 2 Stock Purchase Agreement dated as of June 7, 2003 between ConAgra Foods, Inc. and Pilgrim's Pride Corporation.(1)

Exhibit 3 Form of Share Voting Agreement dated as of June 7, 2003 between ConAgra Foods, Inc., Pilgrim's Pride Corporation, Pilgrim Interests, Ltd., Lonnie A. Pilgrim and Lonnie K. Pilgrim.(2)

Exhibit 4 Form of Registration Rights and Transfer Restriction Agreement between ConAgra Foods, Inc., Pilgrim's Pride Corporation, Lonnie A. Pilgrim and Lonnie K. Pilgrim.(3)


_______________________
(1) Incorporated by reference from Exhibit 99.2 to Pilgrim's Pride Current Report on Form 8-K dated June 7, 2003.
(2) Incorporated by reference from Exhibit 99.12 to Pilgrim's Pride Current Report on Form 8-K dated June 7, 2003.
(3) Incorporated by reference from Exhibit 99.9 to Pilgrim's Pride Current Report on Form 8-K dated June 7, 2003.